September 24, 1997



IDS Money Market Series, Inc.
IDS Tower 10
Minneapolis, Minnesota 55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of the Company and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion:

(a) That the Company is a corporation duly organized and existing under the laws of the State of Minnesota with an authorized capital stock of 10,000,000,000 shares, all of $.01 par value, that such shares may be issued as full or fractional shares and that on July 31, 1997, 3,302,761,593 shares were issued and outstanding;

(b) That all such authorized shares are, under the laws of the State of Minnesota, redeemable as provided in the Articles of Incorporation of the Company and upon redemption shall have the status of authorized and unissued shares;

(c) That the Company registered on September 29, 1978 an indefinite number of shares pursuant to Rule 24f-2 and is herewith filing a Rule 24f-2 Notice covering the shares sold during its Fiscal Period ended July 31, 1997; and

(d) That shares which were sold at not less than their par value and in accordance with applicable federal and state securities laws were legally issued, fully paid and nonassessable.

I hereby consent that the foregoing opinion may be used in connection with the Rule 24f-2 Notice.

Very truly yours,





William R. Pearce
President and Chief Executive Officer
901 S. Marquette Ave., Suite 2810
Minneapolis, Minnesota 55402-3268